Mail Stop 3561

March 16, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

          Re: **General Finance Corporation**
                   Amendment No. 4 Preliminary Proxy Statement on Schedule 14A
                   Filed March 6, 2007
                   File No. 001-32845

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In light of the increase in the maximum aggregate value of the transaction, please revise the calculation of the fee on the cover page.

Letter to Stockholders

2.   Provide clear disclosure in this letter, and throughout the proxy statement, regarding the steps required for conversion. In particular, focus upon the requirement that the shares be tendered prior to the meeting of shareholders. Clearly state the time and date when this must be completed and provide the cross-reference to the more detailed information regarding the specific steps associated with conversion. In addition, consider adding a statement to the letter informing shareholders seeking conversion that they should start the process promptly in order to complete the steps within the required time period.

Questions and Answers About the Acquisition and the Special Meeting, page iv

3.   We note your response to comment four of our letter dated March 1, 2007, and we reissue the comment. Please clarify in this section and in the more detailed discussion of the merger agreement whether these consents have been received and, if so, when. We note that you have not obtained one of the consents but expect to obtain this prior to the closing. Please provide the basis for your belief. We may have further comment.

4.   Please tell us the reason for deleting the following provision from pages xiii and 31 of the proxy statement: "If you are the record owner of your shares and affirmatively vote against approval of the acquisition, you may demand conversion of your shares into a pro rata portion of the funds held in the trust account either by checking the appropriate box on the proxy card or by submitting your request in writing to us at our address listed in this proxy statement."

5.   We note the additional steps that must be taken if shares are held in street name. Provide a bulleted point step by step process for those shares held in street name that are electing conversion.

6.   We note your response to comment six of our letter dated March 1, 2007. We note that the proxy card includes a box for both voting against the acquisition and to elect conversion. Please explain how the "confusion" has occurred regarding shares held in "street name."

7.   We note the certifications that the shareholders have held the shares since the record date and that they will continue to hold the shares through the closing of the acquisition. Please provide the basis for this requirement and explain how this is consistent with the disclosure in the Form S-1. We note that shareholders have the right to change their minds and change their votes. Please reconcile that disclosure with these requirements regarding the certifications. We may have further comment.

8. We reissue comments seven and 12 of our letter dated March 1, 2007. Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Provide a more detailed discussion of the steps required for holders in "street name" to exercise their conversion rights. Provide a detailed analysis as to the amount of time that will be required (consider providing a time range of the minimum and maximum time) for investors to complete each step necessary to complete to process required to elect conversion. Explain whether the minimum time provided to investors would be sufficient for an average investor to meet these steps. We may have further comment.

9. We note the statement that the transfer agent will "endeavor to process requests for certification of shares and conversion elections on a same-day basis." Clarify, if true, that they are under no obligation to complete this process within this time frame. In addition, we note that the shareholders will have to go through their broker or other agent to obtain the certification of shares and that this will impact the actual time frame for completing the process. Please revise the disclosure to take fully into account all steps and parties that will be involved in the certification process.

10. We note your response to comment eight of our letter dated March 1, 2007, and we reissue the comment. Provide a detailed discussion of the risks to investors as a result of the change in the conversion terms and add a risk factor.

11. We reissue comment nine of our letter dated March 1, 2007. Provide clear disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees or steps to elect conversion. Clarify whether the broker may charge fees in addition to the fee from the transfer agent. In addition, the statement that "No" in response to the question as to whether there is any charge for following the conversion procedure" is inconsistent with the disclosure that follows that statement. Please reconcile. Add a risk factor. In addition, clarify how this fee from the transfer agent is allocated. Is it per shareholder, per broker, per share, etc.?

12. We note your response to comment ten of our letter dated March 1, 2007, and we reissue the comment. These additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

13.   We note your response to comment 13 of our letter dated March 1, 2007, and we reissue the comment. Please contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination.

14.   Clarify whether shareholders who vote against the transaction and check the box electing conversion but that are not able to comply with the additional requirements regarding the tendering of shares and providing the certifications would have any recourse or ability to correct the errors after the shareholder meeting.

15.   Update the estimated conversion amount per share as of the most recent practicable date.

Risk Factors, page 19

16.   We reissue comment 15 of our letter dated March 1, 2007. The Form S-1 set forth the requirement that the initial target business must have a fair market value that is at least 80% of the net assets in the trust as of the transaction. The Form S-1 further indicates that the fair market value would be based upon standards generally accepted by the financial community. The company has provided disclosure in the proxy statement regarding the methods used to determine the valuation. Some of these methods included ranges that would fall below the 80% valuation. In light of this valuation provided by the board, it would appear that a reasonable investor could determine that the company may not have complied with the 80% requirement as set forth in the Form S-1. Please provide clear disclosure in the risk factor on page 23 regarding both the requirement as set forth in the Form S-1 and the potential that a reasonable investor could determine that this requirement was not met.

Consideration of the Acquisition, page 33

17.   We reissue comment 18 of our letter dated March 1, 2007. Please provide a clear statement, if true, that "there were [no] contacts by General Finance with any third parties prior to the completion of its IPO." The current disclosure is more limited in its scope.

18.   We note your response to comment 19 of our letter dated March 1, 2007. Please disclose the supplemental information provided in your response in the proxy statement. In addition, clarify whether any of these contacts included any contacts relating to RWA.

19. Clarify whether any contacts or communications, direct or indirect, were undertaken from the "effectiveness of the registration statement and the initial distribution and sale" and the "completion of the offering" on April 10. We may have further comment.

20. Please revise the disclosure to make it clear, as stated in prior amendments, that the initial contact from Mr. Baxter occurred one day after the completion of the IPO.

21. Clarify the nature of Mr. Valenta's acquaintance with Mr. Skinner. In addition, we note that this acquaintance was through the former parent of RWA. Clarify whether Mr. Valenta had any contacts or acquaintances with any other affiliates of either RWA or the former parent of RWA. Clarify when Triton Holdings ceased to be the parent of RWA. Lastly, clarify whether there was any contact or communications between Mr. Valenta and Mr. Skinner, directly or indirectly, from the time General Finance was conceptualized to the time of the completion of the IPO.

22. Clarify the nature of the discussion between Mr. Skinner and Mr. Baxter. Also, state whether any steps or actions were taken by Mr. Baxter or Mr. Skinner prior to the completion of the IPO, other than the telephone call. The current disclosure indicates you were not aware of any actions before the phone call. In addition, please provide a clear statement as to whether there were any actions by Mr. Baxter, rather than the current disclosure that you are not aware of any actions. Since Mr. Baxter is an officer of the target company, it would appear the company can determine whether any actions were taken.

23. Clarify all relationships between Mr. Skinner and Mr. Baxter and RWA. It appears from the supplemental information that Mr. Skinner was a director of RWA. We may have further comment.

Valuation, page 40

24. Please update the funds in the trust account and the 80% calculation as of the most recent practicable date. The current information is as of September 30, 2006.

Selected Companies Analysis, page 43; Selected Transactions Analysis, page 45

25. We note your response to comment 27 of our letter dated March 1, 2007 and we reissue the comment. Please provide the information that we previously requested about these comparable transactions in tabular format. Please explain the inclusion of private companies and private transactions as comparable companies

and transactions when you could not compare key elements of the companies or transactions. Discuss the limitations on your valuations as a result of not having certain information about the companies and transactions.

The Acquisition Agreement, page 48

26.   We reissue comment 31 of our letter dated March 1, 2007. Section 14 appears to provide guarantees by the individual shareholders of RWA and would appear to be material to investors.

Other Information About Us, page 65

27.   We reissue comment 34 of our letter dated March 1, 2007. Disclose in tabular format the names of each of the creditors that have not provided waivers and state the amount owed to each creditor.

Stockholder Proposals, page 101

28.   Please define "within a reasonable time before we begin to print and mail our proxy materials for the annual meeting…."

Exhibits

29.   Please file the following schedules to the Share Sale Deed: Schedules 2, and 3.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746